Petrominerales

082-34812

07026373

August 10, 2007

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street NW
Washington D.C. 20549

Re: Petrobank Energy and Resources Ltd.

Dear Sir or Madam:

Pursuant to Regulation 12g3.2(b) please find enclosed documents made public and filed with Canadian Securities Regulators that form part of the continuous disclosure record of Petrominerales Ltd.

Sincerely,

TRodier

Tanya Rodier
for:

Corey C. Ruttan
Vice-President Finance

PROCESSED
SEP 18 2007
THOMSON
FINANCIAL

dlw 9/14

2600, 240 – 4TH Avenue SW, Calgary, Alberta, Canada, T2P 4H4 Main: (403) 750-4400 Fax: (403) 266-5794

Petrominerales

NEWS RELEASE

AUG 2 ... 2007

PETROMINERALES ANNOUNCES SECOND QUARTER RESULTS

Bogotá, Colombia – August 9, 2007 – Petrominerales Ltd. (**"Petrominerales" or the "Company"**), an 80.7% indirectly owned subsidiary of Petrobank Energy and Resources Ltd. (**"Petrobank"**), is pleased to announce second quarter 2007 financial and operating results.

FINANCIAL & OPERATING HIGHLIGHTS (U.S. dollars, except where noted)

The following table provides a summary of Petrominerales' financial and operating results for the three and six month periods ended June 30, 2007 and 2006. Consolidated financial statements with Management's Discussion and Analysis ("MD&A") are available on the Company's website at www.petrominerales.com and will also be available on the SEDAR website at www.sedar.com.

	Three months ended June 30, 2007	Three months ended June 30, 2006	% Change	Six months ended June 30, 2007	Six months ended June 30, 2006	% Change
Financial						
(US$000s, except where noted)						
Crude oil revenue	**14,977**	13,581	10	**24,144**	19,820	22
Funds flow from operations [1]	**8,703**	10,479	(17)	**13,904**	13,842	-
Per share – basic and diluted ($)	**0.09**	0.13	(31)	**0.15**	0.17	(12)
Net income	**12,143**	6,462	88	**13,818**	7,869	76
Per share – basic and diluted ($)	**0.13**	0.08	63	**0.15**	0.10	50
Capital expenditures	**38,342**	9,110	321	**65,911**	28,052	135
Total assets	**232,507**	165,247	41	**232,507**	165,247	41
Bank debt and working capital deficiency (surplus)	**40,610**	(42,034)		**40,610**	(42,034)	
Common shares outstanding, end of period (000s)						
Basic	**95,005**	95,000	-	**95,005**	95,000	-
Diluted	**99,726**	97,964	2	**99,726**	97,964	2
Operations						
Operating netback ($/bbl) [2]						
Crude oil revenue	**57.79**	57.14	1	**54.51**	55.11	(1)
Royalties	**4.64**	4.61	1	**4.37**	4.43	(1)
Production expenses	**6.15**	5.59	10	**6.52**	6.53	-
Operating netback	**47.00**	46.94	-	**43.62**	44.15	(1)
Average daily crude oil production (bbls)	**2,848**	2,612	9	**2,447**	1,988	23

(1) Non-GAAP measure calculated based on cash flow from operations before changes in non-cash working capital. See "Funds flow from operations" section within MD&A.

(2) Non-GAAP measure demonstrating Company's revenue less royalties and production expenses per barrel of oil produced.

Highlights:

- Production increased by nine percent, averaging 2,848 barrels of oil per day ("bopd") compared to 2,612 bopd in the second quarter of 2006.
- Production increased a further 35 percent to average 3,838 bopd in July 2007.
- Corcel-1 oil discovery demonstrated flow potential of greater than 10,000 barrels per day.
- Funds flow from operations decreased by 17 percent to $8.7 million.
- Net income increased by 88 percent to $12.1 million.

OPERATIONAL UPDATE

Second quarter 2007 production averaged 2,848 bopd compared to 2,042 bopd in the first quarter of 2007. The increase is mainly due to the ongoing Orito development program. Production averaged 3,838 bopd in July, and significant further production additions are expected as a result of the recently completed Corcel-1 exploration well. Based on test results, the Corcel-1 well is estimated to have combined productive capacity exceeding 10,000 bopd. The well will be initially completed and placed on a six-month test at 4,000 barrels per day, representing only minimal drawdown on the well.

DEVELOPMENT BLOCKS

Orito

Since closing our IPO at the end of the second quarter of 2006, we have now drilled nine new wells at Orito. The effects of this program started to be realized during the second and early third quarters of 2007. The drilling program for the remainder of the year includes four more wells in the Orito field and the Conga-1 exploration well on the Las Aguilas Block. In addition, workovers and pump changes are planned for six wells. Originally we planned to have two drilling rigs working in the Putumayo Basin, but, based on our Corcel-1 results, one of these rigs will remain on the Corcel Block to drill additional delineation and exploration wells.

Neiva

At Neiva, production has increased as a result of well optimizations and the initial success of our pilot waterflood program. Due to the results from the well optimization program and an earlier than expected waterflood response, we will continue the well optimization program and are considering an expanded waterflood.

2007 EXPLORATION PROGRAM

Petrominerales' 2007 exploration program includes the drilling of five wells. Four of these wells have been drilled, all in the Llanos Basin, two of which were completed as new pool discoveries. The remaining well will be drilled in September on the Las Aguilas Block adjacent to Orito, in the Putumayo Basin.

Joropo Block

Our Ojo de Tigre–2 well on the Joropo Block in the Llanos Basin was initially drilled to a total depth of 8,309 feet and logged and evaluated. Based on our evaluation, and the geological and hydrocarbon indications in this initial well, a decision was made to side-track to a more favorable bottom-hole location. This second well, Ojo de Tigre-2 Side-Track, was drilled to a total depth of 8,419 feet and was cased as a potential oil well. The well was cored through certain prospective intervals with indications of high quality oil bearing sands, which were confirmed by subsequent logs indicating a primary target with net oil pay in excess of 25 feet. The well was completed and initial production testing commenced, but was suspended with the onset of the rainy season. Initial test rates reached 450

barrels of fluid per day with a water cut of 20 percent and a gravity of 29 degrees API. The test interpretation indicated very high skin damage which was likely caused by the gravel pack completion. We will be returning to remediate the skin damage and conduct further testing of the well after the end of the rainy season in late 2007 or early 2008. The ultimate size of the prospect will be determined through long-term production testing and follow-up drilling. Successful development of this discovery will most likely include upgraded surface access, which will support year-round production.

This initial result at Joropo is very encouraging as we have only evaluated a very small part of the 72,257 acre Joropo Block to-date, and we have now submitted applications for two Blocks adjoining Joropo totalling an additional 69,122 acres. These two Blocks, Jabali and Jaguar, have been approved by Colombia's National Hydrocarbon Agency's (ANH) and are being finalized for signature.

Casimena Block

Drilling and logging operations were completed at the Mapuro-1 exploration well on the Casimena Block in the Llanos Basin which was drilled to the planned depth of 8,530 feet. Logs indicated that the sands in the Tertiary Carbonera and Mirador formations as well as the Cretaceous Guadalupe, Gacheta and Ubaque formations are predominantly wet or contain non-commercial hydrocarbon accumulations. As a result, the Mapuro-1 well was plugged and abandoned. Despite the results from this first well, this area of the Llanos Basin continues to be highly prospective. We may re-enter the Mapuro-1 well to drill a side track targeting the Ubaque formation as part of our 2008 drilling program.

Casanare Este Block

Our Casanare Este-1 exploration well was drilled to the planned depth of 9,938 feet. The well encountered sands in the Tertiary Carbonera and Mirador formations as well as the Cretaceous Guadalupe, Gacheta and Ubaque formations. However, all sands encountered were predominantly wet or contained non commercial hydrocarbon accumulations and the well was plugged and abandoned. We plan to drill the Casanare Este-2 well in 2008, targeting a structural-stratigraphic play.

Corcel Block

The Corcel-1 exploration well located in the southern Llanos Basin was drilled to a total depth of 12,000 feet. Logs indicated that the target reservoir sands in the Mirador and Guadalupe formations were primarily oil bearing with total potential net pay of approximately 140 feet of high quality sand.

The first zone completed in the Corcel-1 exploration well produced at initial rates of 970 to 1,200 barrels per day of 31 degree API oil, with no water, from the Guadalupe formation, which was the lowermost of our three test intervals. This Guadalupe interval comprises 40 feet of net pay and was evaluated using a jet pump configuration, limiting the ability to produce at full capability. The productivity index calculated from the initial test indicates that with the installation of a properly sized electric submersible pump ("ESP"), the Guadalupe could produce at initial rates of up to 2,500 barrels per day.

The lower Mirador intervals tested at initial rates of 1,500 to 2,300 barrels per day of 28 degree API oil, with no water. These rates were achieved with maximum drawdown of 17% from a sand interval with 58 feet of net pay, using the same jet pump configuration that limited the ability to produce the zone at full capability. The upper Mirador interval, containing 42 additional feet of potential oil pay, was commingled with the lower Mirador interval and tested using the same jet pump configuration. The entire Mirador section produced at rates of 2,300 to 2,800 barrels per day of 28 degree API oil, with no water. The productivity index calculated from this test indicates that with the installation of a properly sized ESP, the Mirador could produce at initial rates in excess of 10,000 barrels per day.

The well will now be tested with an ESP from all the Guadalupe and Mirador intervals commingled. Due to surface facility and permit limitations, the test will be conducted at rates increasing from 1,500 to 2,500 bopd over a 6-day period. After installing higher capacity surface facilities and receiving the regulatory permits required for a longer-term test, a six month test will begin at rates of 4,000 bopd. This longer-term evaluation is expected to commence in early September. Although the test will be at

very low drawdown, the information obtained during the six months will give us information about the ultimate potential of the well.

We have also started construction of a second drilling pad and expect to spud our second Corcel well in August 2007. The rig will remain at Corcel to drill a continuing program of up to eight additional exploration and delineation wells.

The Corcel Block is situated in a drier region of the Llanos Basin and we have an all-weather road to this location which will accommodate year round production from the well. The ultimate size of the discovery will be defined through our long-term testing and delineation drilling program. Petrominerales has identified additional Corcel prospects from our 47 square kilometre 3D seismic survey, which only covers approximately 15 percent of the 79,815-acre block. In addition, an early 2008 3D seismic program is planned for our 26,341-acre Guatiquia Block, which adjoins the Corcel Block to the south.

Heavy Oil

Petrominerales has three large blocks in the southern Llanos Basin heavy oil belt, Chiguiro Oeste, Chiguiro Este and Rio Ariari. Our heavy oil blocks offset the Cano Sur Block, which is being developed by a recently announced partnership between Shell and Ecopetrol, reflecting the increasing interest in the heavy oil potential of this area.

In addition, Petrominerales intends to participate in the upcoming Heavy Oil Bid Round, expected to be announced later this year. Petrobank's proprietary THAI™ technology, which Petrominerales has licensed, represents a paradigm shift in heavy oil recovery technology. THAI™ is well suited to the Colombian heavy oil environment and should give us a competitive advantage in developing our existing heavy oil blocks.

THAI™ is being field-proven by Petrobank in the Canadian oil sands and provides the opportunity to create a step change in the development of heavy oil resources globally. During the process, a high temperature combustion front is created underground where part of the oil in the reservoir is burned, generating heat, which reduces the viscosity of the remaining oil allowing it to flow by gravity to a horizontal production well. The combustion front sweeps the oil from the toe to the heel of the horizontal producing well, recovering up to an estimated 80 percent of the original-oil-in-place while partially upgrading the heavy crude oil in-situ.

Exploration Summary

Petrominerales holds over 1.5 million acres of land in Colombia, on which we have acquired 357 square kilometres of 3D seismic and reprocessed all available 2D seismic data. This work program has generated 18 additional leads and prospects on these lands. We plan to acquire an additional 140 square kilometres of 3D seismic and 576 kilometres of reconnaissance 2D seismic, which should result in an expanded exploration drilling program for 2008 and beyond. In 2008, we currently plan to drill eight further exploration wells focused primarily in the Llanos Basin.

Petrominerales Ltd.

Petrominerales Ltd. is a Latin American-based exploration and production company producing oil through two Incremental Production Contracts in Colombia and has either finalized or applied for contracts on 13 exploration blocks covering a total of 1.5 million acres in the Llanos and Putumayo Basins. Petrominerales is 80.7% owned by Petrobank Energy and Resources Ltd. (TSX: PBG).

Forward-Looking Statements

Certain information provided in this press release constitutes forward-looking statements. The words "anticipate", "expect", "project", "estimate", "forecast" and similar expressions are intended to identify such forward-looking statements. Specifically, this press release contains forward-looking statements relating to the timing of capital projects and the results of operations. The reader is cautioned that assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be incorrect. Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. You can find a discussion of those risks and uncertainties in our Canadian securities filings. Such factors include, but are not limited to: general economic, market and business conditions; fluctuations in oil prices; the results of exploration and development drilling, recompletions and related activities; timing and rig availability, outcome of exploration contract negotiations; fluctuation in foreign currency exchange rates; the uncertainty of reserve estimates; changes in environmental and other regulations; risks associated with oil and gas operations; and other factors, many of which are beyond the control of the Company. There is no representation by Petrominerales that actual results achieved during the forecast period will be the same in whole or in part as those forecast. Except as may be required by applicable securities laws, Petrominerales assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

For more information please contact:
John D. Wright, President and Chief Executive Officer
Corey C. Ruttan, Vice-President Finance and Chief Financial Officer
Jack F. Scott, Executive Vice-President and Colombian Country Manager
Telephone: (403) 750-4400 or 011 571 629 2701

Petrominerales

Petrominerales Ltd.
Teleport Business Center – Torre B,
Calle 113 No 7-45, Piso 15
Bogotá D.C., Colombia
Phone: 011 571 629 2701
or (403) 750-4400
Fax: 011 571 629 4723
TSX: PMG

END